

Aich2, Inc.

Regulation Crowdfunding Form C
Offering Memorandum

Target Offering Amount of $30,000 to a Maximum Amount of $124,000

Investment vehicle: SAFE

15% Discount

$10M Valuation Cap

Minimum Investment: $500

Incremental Amounts of $100

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 4 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant period.

Forward Looking Statement Disclosure

This Form C and any documents attached here or incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents attached to or incorporated by reference herein or therein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuer's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by the Issuer in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. The Issuer undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

The Company

Name of Company [1]

Aich2, Inc. ("the Company," "the Issuer , "aich2", "aich2, Inc.")

Address: 10120 Two Notch Rd, St. 2 – Unit 209, Columbia, SC 29223 USA

Website: https://www.aich2.com/

Number of Employees: 0

Jurisdiction of Incorporation/Organization: Delaware, USA

Date of Inception: May 22, 2023

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.


AICH2, Inc.

_____

Issuer

Signature

Eric Alden Brown

_____

Printed Name

President/CEO

_____

Title


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Eric Alden Brown

President (CEO) and Director

Andrew Stewart Mackie

COO (CFO) and Director

[Instructions to this section:

1 - The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.]

5

Directors [4]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Eric Alden Brown	Director	22 May 2023 - Present	CEO & medical doctor

Other Position 1 at Issuer		Period of time	
CEO/President		22 May 2023 - Present	

Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Highline Health Innovations, LLC	Founder/Chief Executive Officer	Healthcare innovations consultancy	1 March 2022 - Present
Prisma Health	Emergency Medicine Physician	Attending Physician / Faculty, Emergency Medicine Residency	2003 - Present
Metrics Medicus, Inc.	Chief Executive Officer, Chief Medical Officer, and Co-Founder	Healthcare technology provider	2012 - Present
Cadre Health	Chief Medical Officer & Chief Solutions Officer	Healthcare technology and performance solutions provider	2019 – October 2022

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Andrew Stewart Mackie	Director	22 May 2023 - Present	COO & healthcare

Other Position 1 at Issuer		Period of time	
Chief Operating Officer and Secretary		22 May 2023 - Present	

Other Business Experience in the Past Three Years			

Employer	Title	Principal Business of the Employer	Dates
Global Market Access Services Limited	Director	Healthcare and new Technology consultancy	July 2019 - Present

Officers [5]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Service	Responsibilities
Eric Alden Brown	CEO/President	22 May 2023 to present	Green energy entrepreneur
Other Position 1 at Issuer		**Period of time**	
Director		22 May 2023 to present	
Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Highline Health Innovations, LLC	Founder/Chief Executive Officer	Healthcare innovations consultancy	1 March 2022 - Present
Prisma Health	Emergency Medicine Physician	Attending Physician / Faculty, Emergency Medicine Residency	2003 - Present
Metrics Medicus, Inc.	Chief Executive Officer, Chief Medical Officer, and Co-Founder	Healthcare technology provider	2012 - Present
Cadre Health	Chief Medical Officer & Chief Solutions Officer	Healthcare technology and performance solutions provider	2019 - 2022

Full Name	Current Position and title	Dates of Service	Principal Responsibilities
Andrew Stewart Mackie	COO	22 May 2023 to present	Green Energy Entrepreneur

Other Position 1 at Issuer		Period of time	
Director		22 May 2023 to present	

Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Global Market Access Services Limited	Director	Healthcare and new Technology consultancy	July 2019 - Present

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of November 8, 2023 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	% of Voting Power Prior to Offering *	% of Voting Power After Offering *
Eric Alden Brown	70%	70%
Andrew Stewart Mackie	27%	27%

Table 1. Beneficial Owners ownership percentages as of January 3, 2024 and are calculated based upon 910,000 shares of voting common stock outstanding as of that date (includes a currently exercisable warrant to purchase 10,000 shares of Common Stock). The denominator includes the additional options to purchase 20,000 shares of Common Stock that have been awarded but not vested.

The Business

Description of Business [7]

Aich2, Inc. is a solutions and services company focused on disrupting the burgeoning green hydrogen industry. The Company's business is the provision of Green Hydrogen, on demand at the point of use through the deployment of a yet to be created Solid Hydrogen ecosystem. Aich2, Inc. aims to offer green hydrogen as a service (GreenHaaS™) by assembling the right complement of technologies and expertise to simplify and decarbonize the entire hydrogen value chain. The net effect would be to reduce the cost at delivery, eliminate the carbon footprint from both end use and the value chain itself, accelerating adoption of hydrogen across verticals. Using proprietary technologies and processes we plan to license from third parties, hydrogen would be generated from metal hydrides and water through a chemical process, on-demand at the point of use. The waste products would then be recycled/recharged back into metal hydride for reuse, through renewable energy sources including wind, tidal & solar, creating an entirely new, sustainable Green Hydrogen ecosystem.

The Aich2 ecosystem, built around solid hydrogen carriers, aims to disrupt the hydrogen economy by eliminating the costly and logistically challenging cooling, compression and transport steps required with both liquid and gaseous hydrogen today. By recycling/recharging solid hydrogen feedstocks using renewable energy, we aim to establish a novel, sustainable green hydrogen value chain. We believe that this solution set will not only accelerate the adoption of hydrogen across the globe on our march to NetZero, the entirely green distribution and storage value chain aims to mitigate significant GHG emissions. At hydrogen production rates needed to meet 2050 targets, the company's technologies could eliminate up to approximately 400 MtCO2 per year by 2030 just by eliminating post-production processes that encumber the current hydrogen value chain. That is equivalent to removing over 80 million cars from the road OR decommissioning over 100 coal fired power plants by the end of the decade.

The Planned Green Hydrogen Ecosystem

The proposed new ecosystem comprises (1) the release of Hydrogen from metal hydride feedstocks; and (2) the recovery of waste product and recycling/recharging the hydride for redeployment, forming a "Closed Loop" process, each of which we outline below:

Hydrogen Release
Our metal hydride carriers are safe at room temperature with a high energy density (higher than liquid Hydrogen). When mixed with water in patented Hydrogen release systems, there is a chemical reaction which produces Hydrogen gas. The chemical reaction requires little to no energy input to start the production process and runs until the feedstock is depleted. The process also releases energy in the form of heat that can be captured for useful work. Hydrogen produced is available for immediate use, such as powering a fuel cell.

Recovery and Recycling

The waste products formed during the hydrogen production process are also stable and non-toxic, and can be readily transported via existing transport infrastructure to our recycling facility. This facility would use renewable energy (Wind, Wave, Solar, Tidal) as the primary power source to recycle/recharge the hydride for use in the next cycle.. There is also potential to use "Excess Power" from power-generation companies and/or stranded renewable energy where there is a need to offload excess energy at short notice. In some occurrences these energy companies will pay users to take this excess power in order to balance the power grid. The recycling can be performed by an electrochemical process to convert the waste product back to the fully charged form with basic catalysts that are easy to acquire. There are no supply chain limitations in the substances or reagents used in our ecosystem. The deployment of Solid Hydrogen technologies has significant advantages over the current Hydrogen production and distribution processes. Currently, Green Hydrogen is predominantly produced through electrolysis which requires very large amounts of electric energy to split water into Hydrogen and Oxygen. This electricity is very often produced through processes that are far from green and largely fossil fuel based legacy power infrastructure (e.g. coal-fired power stations). The Hydrogen produced is then cooled to -253°C, liquified and/or stored under pressure which requires a considerable amount of additional energy before being transported in specialized vehicles (road tankers, ships) to the final point of use. Solid Hydrogen technology eliminates the need for any of these complex logistics and specialized vehicles. Solid hydrogen carriers are safe and stable at room temperature, meaning their transportation can be facilitated easily using the existing standard transport infrastructure, resulting in significant reductions in costs and carbon footprint. Furthermore, these carriers exhibit minimal degradation over time, enabling long term Hydrogen storage to mitigate energy insecurities across the globe.

Purpose of the Offering

This offering is designed to provide the funds we need to complete the initial planning stage of our proof-of-concept pilot project. The project is targeted to be conducted in the Orkney Islands, North Scotland in partnership with the European Marine Energy Centre (EMEC).

The proof-of-concept pilot project would:

- demonstrate the capture of excess renewable energy at the site of production using solid hydrogen carriers,
- utilize decarbonized multi-modal transport across road and sea to remote locations,
- implement the release of pure hydrogen on demand at multiple specific applications,
- complete validation of technical readiness level for key licensed technologies, and
- develop techno-economic analysis of solid hydrogen ecosystem and unit level economics.

Initial project design phase work will primarily include (1) negotiation and securing licenses of existing proprietary technologies critical for use in the planned ecosystem, (2) technical implementation and general project design, (3) regulatory assessment (environmental and other

permitting and licensing) and (4) hiring additional contractors and advisors. We anticipate the planning stage will be completed within 6-9 months following receipt of funds.

We anticipate that we will need significant additional capital (ranging between $4-5M) to actually complete the proof-of-concept pilot project. Completion of the pilot project would take approximately 12 months following the completion of the planning stage. We do not anticipate generating revenue until we complete the proof-of- concept pilot project. See Appendix 4. The Offering Page for more information.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

Aich2, Inc. is a C Corp originally formed in the State of Delaware in May 2023. In June 2023, Aich2, Inc. merged with Aich2, LLC, a South Carolina limited liability company, and predecessor to Aich2, Inc.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

The Company's Solid Hydrogen Ecosystem Is Unproven

The financial viability of the business model utilizing a solid Hydrogen ecosystem is unproven. This system is dependent upon the successful recycling/recharging of the candidate metal hydrides efficiently, coupled to renewable or low cost stranded energy, and at a high rate of yield i.e. >80%. While the company believes these targets should be achievable, it has yet to achieve these results or put its ecosystem into action. The Company has identified a select group of partners and a test site (which is already producing excess renewable energy) to prove out the solid hydrogen carrier ecosystem but testing has not begun and we make no guarantee that the solid Hydrogen ecosystem will function as anticipated, if at all.

Failure to Complete the Proof-of-Concept Pilot Program Would Be Materially Adverse to Our Business

Currently our only revenue model is depending upon successful completion of the proof-of-concept pilot program. Our business would be materially adversely affected and you may lose your entire investment if we do not complete this pilot program. We anticipate that we will need significant additional capital (ranging between $4-5M) to actually complete the proof of concept pilot project. The pilot project is not guaranteed to be a success. Our business may fail if we cannot successfully complete the pilot project.

We May Not Be Successful In Completing Various Steps In The Planning Phase Of The Pilot Project.

The Initial project design phase work (which this offering is designed to fund) will primarily include (1) negotiation and securing licenses of existing proprietary technologies critical for use in the planned ecosystem, (2) technical implementation and general project design, and (3) regulatory assessment, permitting and licensing. If any of these planning steps fail our business would be harmed and you may lose your investment. For instance, failure to secure licenses to the proprietary technology, if at all or on commercially reasonable terms, would delay our business or impede our ability to pursue the pilot program. We may not be able to secure or may lose long-term partnerships. We could determine regulatory hurdles are unable to be surpassed at reasonable expenses.

Inability to Access Renewable Power Could Impair Our Business

The modeling of a cost efficient recycling process assumes consistent access to renewable energy sources such as wind, wave, tidal & solar at economically viable rates from third party suppliers. Our business would be materially adversely impacted if we are unable to secure renewable energy sources or if the rates charged by vendors exceed our estimates.

Metal Hydride Supply Shortages or Cost Increase Could Impair Our Business

Price fluctuations and supply constraints could negatively impact the availability of metal hydrides as the raw feedstock in the Ecosystem. Our business would be materially adversely impacted if we are unable to secure metal hydrides or if the rates charged for these materials exceed our estimates.

Reliance on Third Party Licenses

The Company does not own or have licenses to the Hydrogen release technologies proposed for deployment in the pilot program. We will not be able to complete the pilot program if we are not able to secure licenses on reasonable terms from the owners of such IP. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The

Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it could require repair or replacement. This could inhibit the operation of the solid Hydrogen ecosystem until repairs or replacements are made. There could be a further cost burden to the Company, if these are not covered by warranty at the time reducing the profit margin for investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Change in Regulations Could Negatively Impact our Business

The energy production and supply industry is subject to legislation and regulation at all levels of government - federal, state, and local. We also intend to operate outside of the US, which adds complexity to our regulatory compliance. A significant portion of the proceeds of this offering will be used to undertake a regulatory assessment to determine what permitting, licenses and other regulatory requirements must be satisfied to implement the pilot program and to implement our business plan. Compliance with these requirements could prove to be too expensive or impractical for the Company. In addition, regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws (including global requirements), which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Our Target Offering Amount Is Set at a Low Threshold

Our Target Offering Amount has been set at a threshold that will allow us to close on funds quickly. Except as set forth in the discussion of the Use of Proceeds, we are not expecting to accomplish any significant business goals with the funds we accept if it is limited to the Target Offering Amount. We anticipate the need to raise $124,000 in the Offering to be able to complete the initial planning stage for the proof-of-concept pilot program. Your investment could be at risk if we do not raise additional funds above the Target Offering Amount.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure a significant amount of funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all.

If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Nascent Industry

Whilst there is considerable interest and investment in the Green Hydrogen industry, the industry has not matured. There is no certainty of the number of consumers interested in engaging with the Company in a solid hydrogen solution. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Untested Technology; Lack of Commercially Viable Product

There can be no assurance that any technology or products of the Company will be successfully commercialized in any market or that they will reach any level of sales. In particular, management's expectations regarding the commercialization of technology and products could be affected by, among other things, unexpected field trial results, analysis of existing or new data; unexpected regulatory actions or delays, or government regulation generally; our ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; and additional factors that involve significant risks and uncertainties about our products, product candidates, financial results and business prospects. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

We have founder debt that becomes due at the end of 2024.

We have a $75,000 line of credit with our founder which has a maturity date of December 31, 2024. As of October 29, 2023, there was approximately $58,784.40 in principal amount outstanding (excluding accrued interest). The Company may need to take additional advances under this arrangement to cover offering expenses and to cover working capital. The Company does not plan to use any of the proceeds from this Offering to repay this loan. We cannot predict whether the company will need to draw additional advances under this loan prior to termination of this Offering.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's contractors, however no portion of the proceeds will be used to compensate management. (However, there is the potential for proceeds to be used to retire founder debt.) An Investor should carefully review any disclosure regarding the company's use of proceeds.

Limited Operating History

The Company and its development projects continue to mature. The Company has no revenue to date. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Investors will not be purchasing equity interests in the Company, do not have voting rights and will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to happen to the Company's founders, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results. The Company management may also have other professional obligations or enterprises that could result in risks arising from those obligations.

Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to complete the pilot program, or if that is successfully completed, grow sales and collect revenue from its contracts. The company may lose partners or not be able to obtain customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute our business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment indefinitely. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval. The securities are subject to transfer restrictions and rights of first offer benefiting the Company contained in its bylaws, a copy of which can be made available to investors upon request.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of SAFEs Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. The shares that may be issued upon conversion of the SAFEs will be subject to additional transfer restrictions and a right of first refusal benefiting the Company and its assigns (which is set forth in the Bylaws of the Company). Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Early" and "Rolling Closes"

Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute a Rolling Close. If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access. If the Company chooses to close the Offering early i.e. before it's originally publicized Close Date, if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering. The Company will select the final investor list - there is no guarantee that an investor who places a commitment and pays for the purchase, will ultimately be included in the final investor list, particularly in the situation of more investment commitments than the maximum goal of the Company.

SAFE Risks

Indefinite or delayed conversion

The SAFE will convert to equity only if the company raises more equity through the sale of preferred stock (only). If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing. Your shares will be subject to transfer restrictions and a right of first refusal benefiting the Company and its assigns as set forth in the Bylaws of the Company.

No Voting Rights

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You will have no ability to control the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that Safe holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of common stockholders (but on par with any preferred stockholders) at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the capital stock issued upon the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFEs may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering; however, we currently anticipate needing at least an additional $4M to complete the pilot project. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return on investment.

Valuation Risk

There is no present market for the SAFEs and the Company has arbitrarily set the price and valuation cap. The valuation cap and price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. Neither the price nor the valuation cap for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs. If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests. No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company.

No Collective Action

There are no provisions for investors to communicate with each other or take any collective action.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Financial Controls for Small Companies

The Company likely does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Risks Related to Minority Ownership Factors [22]

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors. Principal Security Holders own all of the outstanding voting equity of the Company and over 90% of the voting equity of the Company on a fully diluted basis. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its SAFE obligations or could further dilute investors ownership through issuance of capital stock. SAFE holders have no ability to influence Company action. SAFE holders who convert into Equity Interests of the Company will not have voting rights (even if the investors who participated in an equity financing that triggers conversion of the SAFE receive Equity Interests that have voting rights).

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities

The Company may issue additional securities of the same, or different, class, to the Securities of this offering which may reduce the value due to dilution. Those additional issuances may have preferred rights or other preferential treatment that negatively impact the SAFE-holders ability to receive a dividend or expected return.

Company repurchases of securities

The Company has a right of first refusal on all outstanding shares under its bylaws and the founder's shares are subject to vesting and repurchase if they depart the Company early. Any repurchase of securities by the Company potentially reduces the Company's available funds to support its business. SAFE and minority shareholders will have no rights to influence the decision to repurchase shares.

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Purpose [9]

The Company desires to: Use proceeds from the offering to finance the due diligence and planning of a proof-of-concept pilot project that demonstrates the benefits and proves the technical viability of the aich2 solid Hydrogen ecosystem.

1. Use proceeds from the offering to recruit additional expert talent to augment the existing leadership team and further professionalize the organization including technical and regulatory experts in large scale green energy implementation projects.

2. Demonstrate the price competitiveness and customer desire for a completely green Hydrogen solution based on solid hydrogen carriers.

3. Give more people access to impact investing through Raise Green's crowdfunding platform.

Use of Proceeds [10]

The fundraising proceeds will be used to finance the project design of the proof-of-concept pilot project to demonstrate the Company's complete solid hydrogen ecosystem, from deployment of solid hydrogen carriers, through release of the hydrogen via patented technology, to recycling of the waste products back to solid hydrogen using renewable energy. The pilot project is targeted to be conducted in the Orkney Islands, North Scotland in partnership with the European Marine Energy Centre (EMEC). This planning phase will be conducted over the next 6-9 months from the close of the raise.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	**30,000**	**100%**	**124,000**	**100%**
Less: Raise Green Contingent Service Fees	2,100	7%	8,680	7%
Less: Raise Green Escrow and Processing Fees	1,600	5%	1,600	1%
Net Proceeds	**26,300**	**88%**	**113,720**	**92%**
Technical/Project Mgmt Experts	14,000	47%	70,000	56%
Regulatory/Government relations	6,000	20%	30,000	24%
Travel & General operating	4,300	14%	11,720	9%
Less: Legal	1,000	3.5%	1,000	1.5%
Less: Accounting	1,000	3.5%	1,000	1.5%
Total Use of Net Proceeds	**26,300**	**88%**	**113,720**	**92%**

Table 2. Use of Proceeds Table.

Technical and Project Management Experts have been identified with core expertise in hydrogen and large scale green energy implementation projects. These funds will be used to pay them as consultants and subject matter experts on the pilot project to achieve the aims described above.

The regulatory requirements to implement our project in Scotland will require consultants with experience in similar types of projects in Scotland to ensure permitting and regulatory compliance are achieved. Similarly, we expect dialogue with Scottish government authorities at the local and federal level during the planning and implementation phases.

The Company will use the Target Offering Amount for the following:

Approximately 81% to finance the Proof-of-Concept Pilot trial and 7% to cover legal and accounting costs. Raise Green charges a flat fee of $1,600 [escrow and processing fee] plus a 7% service fee on this amount based on a sliding fee schedule.

The Company will use the Maximum Offering Amount for the following:

Approximately 89% to finance the Proof-of-Concept Pilot trial and 3% to cover legal and accounting costs. Raise Green charges a flat fee of $1,600 [escrow and processing fee] plus a 7% service fee on this amount based on a sliding fee schedule.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

The Company has not made use of any written communication or broadcast script to test the waters.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

See Appendix 1

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

Below is a summary of the terms of the security. See the Terms of the Securities in the Subscription Agreement (which includes the complete terms of the SAFE) and is located in Appendix 3.

Issuer Name / Company Description	Aich2, Inc. Development and deployment of a disruptive green hydrogen ecosystem
Desired Funding Type	SAFE
Offering Amount	$124,000
Interest Rate or Target IRR (Equity and Debt)	N/A
Maturity (Debt and Convertible Note)	N/A
Payment Frequency (Debt Only)	N/A
Discount (SAFE and Conv. Note only)	15%

Valuation Cap (SAFE and Conv. Note only)	$10 million Post Money
Automatic Conversion	Automatically converts into non-voting shadow preferred stock upon the issuance of preferred stock by the company at a fixed price. The conversion price is equal to the lesser of the price implied by (i) a $10 million post-money valuation cap (the "Valuation Cap"), or (ii) a fifteen (15) percent discount to the price per security paid by investors in the equity financing.
Liquidity Event	Holder has option to receive cash payment equal to the greater of (i) the Purchase Amount or the amount paid for the SAFE (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (which is based off the Valuation Cap).
Dissolution Event	Company pays holder an amount equal to Cash-Out Amount (in preference to distribution of assets to holders of outstanding capital stock)
Pro Rata Payment Rights	All payouts of cash will be pro-rata with other holders of SAFEs in the event there are insufficient funds to pay Purchase Amount
Amendment by Majority-in-Interest	The SAFEs may be amended by each holder thereof or a "Majority-in-Interest", which refers to "Majority-in-interest" refers to the holders of the SAFEs whose SAFES have a total purchase amount greater than 50% of the total purchase amount of all of the SAFEs issued in this offering

Voting Rights and Limitations [14, 15]

Do the securities have voting rights? No

Are there any limitations on any voting rights?

The holders of the SAFEs are not entitled to vote on any matters pertaining to the Company. Equity Interests (as defined in the SAFE) issued upon conversion of the SAFE are non-voting.

Modification of Terms [16]

The terms of the security cannot be modified solely by the Company once the SAFEs are issued to investors without written consent of a Majority in Interest of the SAFE holders. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

See Appendix 1

The Company requires written consent in advance of any transfer whether in the first year or thereafter. The Company has a right of first refusal on the Equity Interests that may be issued upon conversion of the SAFEs set forth in the Bylaws of the Company. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Common Stock	5,000,000	900,000	Yes	Shares subject repurchase by Company; Shares subject to Bylaw transfer restrictions and Company ROFR in Charter; No antidilution protection, participation rights or redemption rights
Options to Purchase Common Stock	90,000.00	20,000.00	No (until options are exercised)	Options subject to vesting and terms of stock incentive plan; shares issued upon exercise treated as Common Stock (as outlined above)

Warrant to Purchase Common Stock	10,000.00	10,000.00	No (until warrant is exercised)	Warrant can be exercised at any time prior to 10 year anniversary from issuance date (May 22,2023); shares issued upon exercise treated as Common Stock (as outlined above)

Table 3. Capital Structure as of January 3, 2024

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the SAFE will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

When the Company issues more shares, the percentage of the Company that you indirectly own will go down, even though the value of the Company may go up. You will indirectly own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees receiving equity awards or exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. This type of dilution might happen upon conversion of the SAFEs or other convertible notes into shares. Typically, the terms of convertible notes and SAFEs issued by early-stage companies provide that in the event of another round of financing, the holders of the securities get to convert them into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, the securities may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the SAFEs or notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the SAFEs will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to indirectly own or retain a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of your securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

No

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Principal Security Holders own all of the outstanding voting equity of the Company and over 90% of the voting equity of the Company on a fully diluted basis. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its SAFE obligations or could further dilute investors ownership through issuance of capital stock. SAFE holders have no ability to influence Company action. SAFE holders who convert into Equity Interests of the Company will not have voting rights (even if the investors who participated in an equity financing that triggers conversion of the SAFE receive Equity Interests that have voting rights).

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

In a liquidity or dissolution event of the Company, the SAFE is intended to operate like a standard preferred equity instrument. Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues preferred equity interests at a fixed valuation, the SAFE shall convert into a non-voting "shadow series" of same type of preferred equity interests issued in such financing. at a price per security equal to the lesser of the price implied by (i) a $10 million post-money valuation cap (the "Valuation Cap"), or (ii) a fifteen (15) percent discount to the price per security paid by investors in such equity financing. The shadow series of the equity interest issued in the financing (that will be issued to holders of SAFES) will be the same type of preferred equity but will not be voting and will have appropriate adjustment for the original issue price and liquidation preference of such interests.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value. The Company has not conducted a third-party valuation in connection with the Offering,

In the future, the Company may retain third-party valuation firms to perform valuations of its stock based on a set of factors that may include the following: price of other securities offered by the Company, the Company's financial condition, general market conditions, the Company's business performance and projections, the Company's stage of maturity, the Company's competitive landscape, general economic conditions.

Outstanding Indebtedness [24]

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
$58,784.40 Loan by Founder	5%	12/31/2024	Revolving Line of Credit of maximum $75,000. $58,784.40 is outstanding as of the date hereof. None of the proceeds from this offering is intended to be used to repay this indebtedness.
$12,846.44 Smith Anderson LLC	N/A	Due and payable	Reflects existing Accounts Payable (as of October 29, 2023) from Company vendors including legal and marketing. A portion of proceeds from this offering may be used to pay these Accounts Payable if the Company raises more than $100,000 in this Offering.

Table 4. Material indebtedness of the Issuer as of January 4, 2024

Other Exempt Offerings [25]

The Company has conducted the following other exempt offerings within the past three years.

Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

900,000.00	$650	Working Capital	May 23, 2023	Section 4(a)(2)
20,000.00	$0	N/A	October 30, 2023	Rule 701
10,000.00	N/A	N/A	October 30, 2023	Section 4(a)(2)

Table 5. Other exempt offerings

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company (including the amount of this raise) during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

Eric Brown, our founder, President and CEO and a member of our Board of Directors, has provided the Company with a $75,000 line of credit to assist with startup expenses and initial operating costs. The line of credit matures on December 31, 2024 (subject to adjustment by mutual agreement). The Company may take advances under the line of credit, up to $75,000. Interest accrues from the date of each advance until such principal amount is paid in full at the rate of (i) five percent (5%) per annum or (ii) the applicable federal funds rate in place at the time of the Advance (if lesser). The principal amount outstanding under the line of credit was $58,784.40 as of January 4th, 2024. The Company does not intend to use proceeds from this offering to repay this line of credit.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR

AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

Aich2, Inc. was formed in May of 2023 and therefore has limited operating history. We are still in formation/pre-revenue development and expect to continue to be in this stage until we successfully complete the proof-of-concept pilot project.

Current Condition and Historical Results [28]

The Aich2 Inc. founders have been working on this business proposition for over 18 months. We have been curating partners, technologies, and formalizing the business plan. In early 2023 we began operating as an LLC in South Carolina, and in May 2023, formed a Delaware C-Corp and merged the original LLC into the Delaware C-Corp in June 2023. We are purely self-funded to date and have relied on loans from Eric Brown (our founder, CEO and member of the board of directors) to operate the business. At this stage, we have no revenue or other business-related source of liquidity until we complete the proof of concept pilot project and secure funding through this offering and through future capital raises.

Capital resources are limited.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

This offering is designed to provide the funds we need to complete the initial planning stage of our proof-of-concept pilot project. We anticipate that we will need significant additional capital (ranging between $4-5M) to actually complete the proof of concept pilot project. We currently have approximately $20,000 in cash on hand and can draw down approximately $25,000 from our line of credit with our founder. We do not anticipate generating revenue until we complete the proof of concept pilot project.

How fast will the Company use its current cash resources?

Our cash reserves and line of credit will permit us to continue operations through Q4 2024. Assuming we raise $124,000, we anticipate that the initial planning work for the proof-of-concept pilot project would take six to nine months. We will need to raise significant additional capital to launch and complete the pilot project. Completion of the pilot project (assuming financial resources can be obtained timely) would take an additional 12 months. We will not be able to achieve revenue until the proof-of-concept pilot project is complete.

How will funds from this raise affect your liquidity position?

We will use the funds raised in this offering to complete the initial planning work for the proof-of- concept pilot project. Completion of this stage will not directly lead to commercialization. We will need to raise additional capital to pursue our business plans.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

Aich2 is purely self-funded thus far, depending primarily on an insider loan from its founder and CEO. A successful crowdfund campaign on Raise Green will provide us with a maximum of $124,000 in capital, which we anticipate will permit us to complete the initial planning stages of the proof-of-concept pilot project but that significant additional capital will be needed to launch and complete the pilot program and commercialize a product.

Is the Company dependent on the capital resources described above?

Without additional capital resources we cannot conduct the necessary planning work to position us to launch our pilot program. Significant additional capital will be needed to launch and complete the pilot program and to commercialize our product..

Financial Statements and Operation Discussion

	Unaudited (Inception to 1/4/2024)	Prior Fiscal year-end
Total Assets:	$20,863.58	N/A
Cash & Cash Equivalents:	$20,863.58	N/A
Accounts Receivable:	$0	N/A
Short-term Debt:	$62,846.44	N/A
Long-term Debt:	N/A	N/A
Revenues/Sales:	$0	N/A
Cost of Goods Sold:	$0	N/A
Taxes Paid:	$0	N/A
Net Income:	$50,000	N/A
# Employees	0	0

Table 6. Unaudited Financial Statements as of January 4, 2024

[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future]

Aich2 has no revenue to date. Significant additional capital will be needed to launch and complete the pilot program and to commercialize a product. Even if we are successful in raising the additional capital we need, we do not anticipate having any revenue for at least the next 18 months.

[Discuss any known material changes or trends in the financial condition and results of operations]

N/A

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

This offering is designed to provide the funds we need to complete the initial planning stage of our proof-of-concept pilot project. We anticipate that we will need significant additional capital (ranging between $4-5M) to actually complete the proof-of-concept pilot project. We currently have approximately $20,000 in cash on hand and can draw down approximately $25,000 from our line of credit with our founder. We do not anticipate generating revenue until we complete the proof-of-concept pilot project. It is anticipated that Aich2 will commence revenue generation through commercial sales in Q3 2025, assuming we successfully complete this offering in a timely manner. Assuming a margin on every kg of H2 sold in deployments of the solid hydrogen solution and regeneration of carriers at scale, we anticipate total revenue for 2026 estimated at $2,500,000 and estimated revenue in excess of $13 million with gross margin approx 15% by end 2027.

Is the Company's viability dependent on the Offering?

Yes. Our cash reserves and line of credit will permit us to continue operations through Q4 2024. Assuming we raise $124,000, we anticipate that the initial planning work for the proof-of-concept pilot project would take six to nine months. We will need to raise significant additional capital to launch and complete the pilot project. We will not be able to achieve revenue until the proof-of-concept pilot project is complete. Aich2 has been actively fundraising since its inception. Our network of potential investors has shown great interest, however the proof-of-concept pilot is crucial for this effort. The funds secured by the Raise Green campaign will be used to solidify planning for the pilot, secure requisite partnerships and additional talent to make the larger funding community take notice, and enhance the sustainability of the solid hydrogen ecosystem in practice.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers (less than $124,000; $124,000 - $618,000; more than $1,235,000); for first-time issuers the second tier is from $124,000 - $1,235,000]

Since the Company was formed in 2023, we have not filed any tax returns.

See Financial Statements (Unaudited) and Accountant's Report for the Company - as of Inception at May 22, 2023 (attached).

2021 Tax Return Information [Only required for raises at or below $124k]

Total Income	Taxable Income	Total Tax
$0	$0	$0

[Mandatory Principal Executive Officer Certification Language]

I, Eric Alden Brown, certify that:

(1) the financial statements of aich2, Inc. included in this Form are true and complete in all material respects; and

(2) Aich2, Inc. has not filed a tax return to date, given it was formed in May 2023 and its fiscal year is December 31st.

DocuSigned by:

_E. G. B_
FC8CB7CEEE6D440...

Eric Alden Brown
CEO/President

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

Appendix 1 - Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000. Raise Green may charge the Issuer a transaction processing fee that will depend on the funds raised, and will be disclosed at the end of the Offering.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities Corporation, an independent escrow facilitator, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel. If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. The shares issued upon conversion of the Securities are subject to a right of first refusal benefiting the Company set forth in its bylaws. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Securities may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Securities in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

Financial Statements (Unaudited. Accountant's Report for the Company - as of Inception at May 22, 2023 and Self-Certified Financials - as of Inception to January 4th, 2024.

AICH2, Inc. (the "Company") a Delaware Corporation

Financial Statements (Unaudited) and
Accountant's Compilation Report

As of Inception - May 22, 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

ACCOUNTANT'S COMPILATION REPORT

To Management
AICH2, Inc.

Management is responsible for the accompanying financial statements of AICH2, Inc., which comprise the statement of financial position as of the date of inception of the Company on May 22, 2023 and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 8, 2023

Vincenzo Mongio

Statement of Financial Position

		As of May 22, 2023 (inception)
ASSETS		
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	$	-
EQUITY		
ADDITIONAL PAID IN CAPITAL	$	8,467
RETAINED EARNINGS		(8,467)
TOTAL EQUITY	$	-
TOTAL LIABILITIES AND EQUITY	$	-

AICH2, Inc.
Notes to the Audited Financial Statements
May 22, 2023 (Inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AICH2, Inc. ("the Company" or "We") was formed as a Delaware corporation on May 22, 2023 and is a solutions and services organization focused on disrupting the green hydrogen industry. We are assembling innovative technologies to create a closed loop hydrogen ecosystem based on solid hydrogen carriers that eliminate the costly, complex, and unsustainable methods used to today to store and distribute hydrogen. Solid hydrogen carriers will fundamentally disrupt the green hydrogen industry by moving hydrogen to all corners of the globe in an infrastructure light form, used to release green hydrogen at the point of use, and byproducts can be recycled to drive competitive price/kg production at scale. We are headquartered in Columbia SC with a satellite office in the UK. The span of operations will be global.

AICH2, LLC was formed in South Carolina as a limited liability company on March 13, 2023. This entity was a single-member entity that was formed to begin the exploration of the hydrogen business and the Company completed a merger with this entity on May 22, 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – EQUITY

The Company has authorized 5,000,000 shares of common stock with a par value of $0.001 per share. No shares were issued and outstanding as of May 22, 2023.

Voting: Common stockholders are entitled to one vote per share.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 22, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 8, 2023, the date these financial statements were available to be issued.

On May 23, 2023, the Company entered into agreements with its founders to sell a total of 900,000 shares of common stock at a price of $0.001, for total proceeds of $900.

On May 23, 2023, the Company also adopted the 2023 stock option plan and reserved a total of 100,000 shares of common stock to be granted under the plan as stock options. The plan will be in place for the next ten years from the date of approval. The exercise price and vesting terms will be determined by management at the time of granting the options. No stock options have been granted as of the date these financial statements were issued.

On October 26, 2023, the Company granted stock options for two contractors totaling 20,000 shares of common stock with an exercise price of $0.01 per share to be vesting over a period of four years, with 25% vesting on the one-year anniversary, and the remaining in equal parts on a monthly basis. The vesting commencement was established at June 1, 2023. Additionally, the Company granted a warrant to a contractor to purchase up to 10,000 shares of common stock. The warrant has an exercise price of $0.01 per share and can be exercised any time after the Effective Date or prior to the earlier of (a) the tenth (10th) anniversary hereof or (b) the sale of all or substantially all of the Company's capital stock or assets. Also, the Company authorized an amendment of the stock option plan to reduce the number of reserved shares to 90,000 shares of common stock.

Finally, on October 26, 2023, the Company entered into a revolving line of credit with a founder of the Company for up to $75,000 at an interest rate of 5% per annum and with a maturity date of December 31, 2023. The Company had indebtedness totaling $58,784, on the date in which the agreement was approved.

NOTE 7 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

AICH2, INC

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (MAY 22, 2023) TO JANUARY 4, 2024

Aich2, Inc
Index to Financial Statements
(unaudited)

AICH2, INC
BALANCE SHEETS
JANUARY 4, 2024
(unaudited)

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash		20,863.58
Total Bank Accounts	$	20,863.58
Total Current Assets	$	20,863.58
TOTAL ASSETS	$	20,863.58
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		12,846.44
Total Accounts Payable	$	12,846.44
Other Current Liabilities		
Short-term loans from shareholders		50,000.00
Total Other Current Liabilities	$	50,000.00
Total Current Liabilities	$	62,846.44
Total Liabilities	$	62,846.44
Equity		
Retained Earnings		
Net Income		-41,982.86
Total Equity	-$	41,982.86
TOTAL LIABILITIES AND EQUITY	$	20,863.58

AICH2, INC
STATEMENTS OF OPERATIONS
FROM INCEPTION (MAY 22, 2023) TO JANUARY 4, 2024
(unaudited)

	Total
Income	
Total Income	
Gross Profit	$ 0.00
Expenses	
Advertising & marketing	11,689.59
Market Analysis Networking	1,399.00
Total Advertising & marketing	$ 13,088.59
Business licenses	125.00
Entertainment	130.08
General business expenses	
Bank fees & service charges	139.97
Total General business expenses	$ 139.97
Legal & accounting services	6,167.00
Legal Fees	12,846.44
Total Legal & accounting services	$ 19,013.44
Legal & Professional Fees	3,830.00
Meals	
Travel meals	312.05
Total Meals	$ 312.05
Office expenses	273.40
Small tools & equipment	
computer hardware	2,443.16
Total Small tools & equipment	$ 2,443.16
Software & apps	1,093.98
Total Office expenses	$ 3,810.54
Travel	788.90
Airfare	744.29
Total Travel	$ 1,533.19
Total Expenses	$ 41,982.86
Net Operating Income	-$ 41,982.86
Net Income	-$ 41,982.86

AICH2, INC
STATEMENTS OF CASH FLOWS
FROM INCEPTION (MAY 22, 2023) TO JANUARY 4, 2024
(unaudited)

	Total
OPERATING ACTIVITIES	
Net Income	-41,982.86
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	12,846.44
Short-term loans from shareholders	50,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 62,846.44
Net cash provided by operating activities	$ 20,863.58
Net cash increase for period	$ 20,863.58
Cash at end of period	$ 20,863.58

AICH2, INC
STATEMENT OF SHAREHOLDERS' EQUITY
AS OF JANUARY 3, 2024
(unaudited)

AICH2, INC. Capitalization Chart January 3, 2024				
Holder of Securities	**Common Stock**		**Ownership on a Fully-Diluted As-Converted Basis**	
	Shares	**Options**	**Shares**	**Ownership %**
Brown, Eric Alden	650,000		650,000	65.00%
Mackie, Andrew Stewart	250,000		250,000	25.00%
Mehra, Rahoul		10,000	10,000	1.00%
Wang, Anna		10,000	10,000	1.00%
Smith Anderson, LLC		10,000	10,000	1.00%
Stock Option Pool		70,000	70,000	7.00%
TOTALS	**900,000**	**100,000**	1,000,000	100.00%

NOTE 1 – NATURE OF OPERATIONS

Aich2, Inc was formed on May 22, 2023 ("Inception") in the State of Delaware.   The financial statements of AICH2, INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, DE.

Aich2, Inc. is a solutions and services company focused on fundamentally disrupting the burgeoning green hydrogen industry. The Company's business is the provision of Green Hydrogen, on demand at the point of use through the deployment of a Solid Hydrogen ecosystem. The ecosystem comprises the release of Hydrogen from metal hydride feedstocks; the recovery of waste product; and recycling/recharging the hydride for redeployment, forming a "Closed Loop" process.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
          in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 4, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of Hydrogen generation equipment and associated revenue generating services associated with the production of Hydrogen-derived energy, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company is taxed as a C-Corporation. The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.
. The Company has not yet filed a tax return.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 3 – DEBT

The Company has a $75,000 line of credit with the founder, which has a maturity date of December 31, 2024. As of October 29, 2023, there was approximately $58,784.40 in principal outstanding (excluding accrued interest). Simple interest is calculated annually. The line of credit was provided less than a year ago, so there is currently no interest due.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Below are the names and ownership levels of each person or entity, as of January 3, 2024 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	% of Voting Power Prior to Offering	% of Voting Power After Offering
Eric Alden Brown	70%	70%

8

Andrew Stewart Mackie	27%	27%

NOTE 6 – RELATED PARTY TRANSACTIONS

Eric Brown, the Company's founder, President and CEO and a member of our Board of Directors, has provided the Company with a $75,000 line of credit to assist with startup expenses and initial operating costs. The line of credit matures on December 31, 2024 (subject to adjustment by mutual agreement). The Company may take advances under the line of credit, up to $75,000. Interest accrues from the date of each advance until such principal amount is paid in full at the rate of (i) five percent (5%) per annum or (ii) the applicable federal rate in place at the time of the Advance (if lesser). The principal amount outstanding under the line of credit was $58,784.40 as of January 4, 2024. The Company does not intend to use proceeds from this offering to repay this line of credit, although it may.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after January 4, 2024 to January 15, 2024. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

Appendix 3 – Subscription Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Aich2, Inc.

SAFE

(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the investor set forth on the signature page hereto (the "**Investor**") of the amount set forth on the Investor signature page hereto (the "**Purchase Amount**") on or about the date set forth on the Company signature page hereto (the "**Issuance Date**"), Aich2, Inc., a Delaware corporation (the "**Company**"), issues to the Investor the right to certain equity of the Company, subject to the terms described below.

The "**Post-Money Valuation Cap**" is USD $10 million.

The "**Discount**" is 15%.

See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of Equity Interests equal to the Purchase Amount divided by the Discount Price; or (2) the number of Equity Interests equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into Equity Interests, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the cash purchasers of Equity Interests, with appropriate variations for the Equity Interests issued to Safe holders, if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to

satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into the capital stock of the Company);

(ii) On par with payments for other Safes and/or Preferred Stock of the Company, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock of the Company, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock of the Company in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for the Company's Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for the Company's Common Stock and other Safes and/or the Company's Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to the Company's Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Equity Interests to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to the Company's Common Stock basis):

● Includes all shares of capital stock of the Company issued and outstanding;
● Includes all Converting Securities;
● Includes all (i) issued and outstanding Options and (ii) Promised Options; and
● Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of the Company's capital stock.

"**Direct Listing**" means the Company's initial listing of its equity (other equity not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers existing equity of the Company for resale, as approved by the Company's [managers][directors] or similar management body. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Rate**" means 100% minus the Discount.

"**Discount Price**" means the lowest price per share of the Equity Interests sold to investors investing new money in the Company in connection with the initial closing of the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of the Company's Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of its Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Equity Interests**" means shares of the series of Preferred Stock of the Company issued to the investors in an Equity Financing; *provided* that, in the case of a conversion under Section 1(a) above, such shares of Preferred Stock of the Company will take the form of a shadow series of non-voting equity interests, with rights and preferences identical in all respects to the Equity Interests issued in relevant Equity Financing, except (i) with respect to the original issue price and liquidation preference thereof, which shall reflect either the Safe Price or the Discount Price, as the case may be, and (ii) with respect to changes or limitations of any other rights or preferences as may be necessary or advisable to enable the Company to comply with Regulation CF.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of equity of the Company pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to the Company's Common Stock basis):

- Includes all capital stock of the Company issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **<u>other than</u>** any Safes and other convertible securities (including without limitation shares of the Company's Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Offering Disclosure Documents**" means the Form C submitted by the Company to the SEC, together with all related attachments and disclosures thereto, which are summarized in Appendix 1 hereto.

"**Options**" includes options, restricted equity awards or purchases, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation equity consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Equity Interests' price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Raise Green**" means Raise Green, Inc.

"**Regulation Crowdfunding**" means Regulation Crowdfunding, as adopted by SEC under the Securities Act and the Securities Exchange Act of 1934.

"**Safe**" means an instrument containing a future right to shares of the Company's capital stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Unissued Option Pool**" means all shares of the Company's capital stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly organized and existing under the laws of the State of Delaware and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement (subject to Section 3(d)). This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms

(c) The Safes, when authorized and issued in compliance with the provisions of this Agreement, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Safes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Equity Interests issuable pursuant to Section 1.

4. *Investor Representations*

(a) The Investor is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Safe, all as described in the Offering Disclosure Documents.

(b) The Investor (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Safe.

(c) The Investor can bear the economic risk of the purchase of the Safe, including the total loss of the Investor's investment in the Safe, and has adequate means for the Investor's current needs and possible contingencies and has no need for liquidity in this investment.

(d) Any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Investor anticipates no material adverse change to that condition.

(e) All of the information the Investor has provided in this Agreement is complete, true, and correct in all material respects.

(f) Including the Purchase Amount, in the past 12-month period the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(g) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and bonding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(g) Updates and Reliance. The Investor shall notify Raise Green at Investors@RaiseGreen.com immediately of any material change in any statement made by the Investor in this Agreement occurring prior to the Issuance Date. The Investor understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Investor to Raise Green and in this Agreement.

5. *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of capital stock of the Company for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company equityholder or rights to vote for the election of directors or on any matter submitted to Company equityholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until equity interests have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   This Safe and the rights under this Safe are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 2 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions).

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, with applying any conflict of law principles, and the parties hereby consent to the personal jurisdiction of all federal and state courts in the State of Delaware.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(h)   The Investor shall indemnify, hold harmless and defend (i) the Company, (ii) the members or other owners of the Company, (iii) Raise Green, and (iv) the other Safe holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "**Indemnified Parties**"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Investor's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations and warranties made by the Investor in this Agreement or in connection with any other Offering Disclosure Documents.

(i)   The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(j)   This Agreement may be executed by manual or electronic signature in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[Signatures Appear on Next Pages]

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered as of the Issuance Date.

By (Signature*): _____

Print Name: _____

Purchase Amount (i.e. Subscribed Securities) $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing

Investor's Notice Address:

Investor Name: _____

Mailing Address: _____

_____

Email: _____

Attention: _____

Subscription Agreement -- <u>Investor Signature Page</u>

The offer to purchase Subscribed Securities as set forth on the Investor Signature Page is hereby confirmed and accepted by the Company, unless otherwise noted below, in the Purchase Amount, as set forth on the Investor signature page, as of the Issuance Date set forth below.

AICH2, INC.

By: _____

Print Name: _____

Title: _____

Issuance Date[1]: _____

Subscription Agreement -- Company Signature Page

This Subscription Agreement will be deemed fully executed and delivered by all parties **once this document has been returned to all Parties with the Issuance Date stamped.**

---

[1]Close date + 1

Appendix 1 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in **AICH2, Inc.** in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 2 Restrictions on the Transfer or Sale of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At any time after the Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 – Offering Page and Video Transcript











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aich2

AICH2, Inc.

SAFE

Accelerating the adoption and integration of Green Hydrogen across industries.

$30K	$124K	$124K
Target Offering Amount	Maximum Offering Size	Maximum Offering Amount

OVERVIEW | TERMS & FINANCIALS | BUSINESS PLAN | BUSINESS PLAN - SUPPORT VERSION | TERMS & FINANCIALS - SUPPORT

Aich2, Inc. (or “aich2,” “the Company,” “the Issuer,” pronounced “H-two”) is focused on accelerating the adoption and integration of Green Hydrogen across industries.

The Company aims to do this by developing solid hydrogen carrier production and recycling capabilities coupled with novel point of use hydrogen release technologies, thereby creating an economically superior, closed loop ecosystem that aims to fundamentally change the march to Net Zero.

Highlights

Aich2 has partnered with The European Marine Energy Centre, a world leader for tidal and wave energy generation in Europe to undertake a full-scale pilot project designed to:

- Demonstrate the capture of excess renewable energy at the site of production using solid hydrogen carriers,
- Utilize decarbonized inter-modal transport across road and sea to remote locations,
- Implement the release of pure hydrogen on demand at multiple specific points of offtake already using green hydrogen,
- Demonstrate efficient, scalable recycling/recharging of solid hydrogen carriers to create closed loop ecosystem,
- Complete validation of technical readiness level for key licensed technologies, and
- Develop techno-economic analysis of solid hydrogen ecosystem and unit level economics.

EDAY
Community Wind Turbine
Solid Hydrogen Generation & Recycling
Solid Hydrogen Shipment
Tidal Turbines
Recycling Shipment
Aich2 Generator
75 kW Fuel Cell
aich2
MAINLAND

By installing the aich2 solid hydrogen ecosystem on the Orkney Islands in Scotland, the Company intends to prove its concept and aims to disrupt the entire green hydrogen economy.

"There are so many brilliant people in the clean energy space immersed in creating or operationalizing some core element that addresses climate change, unfortunately much of it is siloed.
"We believe in connecting these elements to unlock value. Our company is focused on how the ideal combination of technology solutions and expertise can create an entirely new solid hydrogen ecosystem that accelerates the adoption of hydrogen across industries and drives us to Net Zero faster and more economically."
CEO, President, & Co-Founder of aich2



CEO, President, & Co-Founder of aich2
ERIC BROWN

The Opportunity

By enabling the production of affordable green hydrogen at the point of use, aich2 aims to eliminate both legacy fossil fuel based solutions and the carbon footprint required to store and transport gaseous or liquid Hydrogen using current methods, resulting in a significant reduction in GHG emissions. Based on current projections, aich2 aims to abate up to 400 MtCO2 per year by 2030 (Calculated based on eliminating a portion of the GHG's currently produced by compression/cooling/storing gaseous and liquid hydrogen by substituting solid hydrogen carriers across the value chain[1,2,3].)

Aich2's solid hydrogen carriers are inherently safe and stable at ambient temperature and pressure, which should markedly reduce the logistics burden and costs compared to current methods of hydrogen storage and transport in gaseous or liquified forms, and aim to eliminate GHG emissions across the hydrogen value chain.

Demand for hydrogen as a fuel source continues to increase but widespread adoption is hampered by the complex and costly logistics associated with the processing, transport and storage of gaseous and/or liquid hydrogen. Aich2's solid hydrogen ecosystem aims to improve efficiency and reduce costs and carbon footprint across the entire hydrogen value chain, thereby accelerating adoption of green Hydrogen across industries.

Spread the Word!

 

The Impact

Environmental Impact

Achieving net-zero greenhouse gas emissions by 2050 will likely require the development of a 170-MtH2eq clean hydrogen market by 2030, growing to nearly 600 MtH2eq by 2050, according to a Deloitte report, Green Hydrogen: Energizing the Path to Net Zero. Clean hydrogen should deliver crucial carbon emission reductions. By decarbonizing current production methodologies and developing new end-uses, hydrogen can abate up to 85 GtCO2eq in cumulative emissions by 2050[4].

As an essential element of the march to Net Zero by 2050, aich2 aims to commercialize a diverse array of technologies that both decarbonize the existing value chain and accelerate large scale production capabilities (estimated to require 6x what is planned today) at competitive costs to supply new hydrogen uses. Nearly all of today's 95 MtH2eq global hydrogen production is based on fossil fuels, primarily through steam reforming of natural gas ("grey" hydrogen) or gasification of coal ("brown or black" hydrogen). These legacy methods generate more than 1 Gt of CO2 emissions every year, representing ~2.5% of global annual emissions in 2020.

Currently, electrolysis coupled with renewable electricity is recognized as the most promising and sustainable technological solution for producing "green" hydrogen, yet the entire post-production value chain including compression, cooling, transport, and storage remains anything but green. Those processes result in significant energy losses, estimated at up to 30-36% of the total energy in the hydrogen itself, much of it is fossil fuel based and results in significant GHG emissions. As an example, for a medium sized hydrogen operation, compression and cooling processes alone can account for ~5.2 kg CO2 for every kg hydrogen produced, before even accounting for the fossil fuel-based transport downstream that has further GHG emissions "costs"[5].

While ammonia and other liquid organic hydrogen carriers have also been contemplated, both of those options also suffer from significant energy costs to process, store and deploy as well as presenting significant risks to the population due to their toxicities. Ammonia production is a highly energy-intensive process that produces about 500 Mt of CO2 each year, representing about 1.8% of global carbon dioxide emissions. Most importantly, there are significant energy losses in converting green hydrogen to ammonia for storage and transport and back to hydrogen at the point of use, resulting in an estimated energy efficiency as low as 10% by some sources[7].

The aich2 ecosystem is built on solid hydrogen carriers that are stable at ambient temperature and pressure, can be stored and distributed as standard cargo with no inherent toxicity, thereby eliminating complexity and environmental costs throughout the entire value chain. These alternative hydrogen carriers eliminate the need for compression and/or cooling hydrogen supply post-production. At hydrogen production rates needed to meet 2050 targets, the Company believes its technologies could eliminate up to approximately 400 MtCO2 emissions per year by 2030 just by eliminating post-production processes that encumber the current hydrogen value chain (Calculated based on eliminating a portion of the GHG's currently produced by compression/cooling/storing that encumber the current hydrogen value chain (Calculated based on eliminating a portion of the GHG's currently produced by compression/cooling/storing gaseous and liquid hydrogen by substituting solid hydrogen carriers across the value chain[1,2,3]).

Community Benefit

The green hydrogen economy is expected to generate 1 million new jobs annually by 2030 and escalate to 2 million new jobs per year over the subsequent two decades. Energy sector jobs promote a highly skilled workforce with more than 60% of the jobs requiring a post-secondary degree, more than twice that of the general workforce. Additionally, global green hydrogen trade is projected to account for 20-25% of global revenue by 2050 with more than half of that forecasted to go through developing countries[4].

The Company's strategic aim is to locate its solid hydrogen processing/recycling operations in proximity to abundant, affordable renewable energy generation, much of it located in developing economies, which should result in significant downstream impact to those regions while simultaneously bolstering their energy security. The intended widespread availability of aich2's solid hydrogen carriers aims to underpin free and diversified hydrogen trade, significantly reduce costs, improve energy security, and foster economic development in both mature and emerging markets.

Economic Value

Hydrogen is expected to supply 15-30% of the world's future energy needs and is projected to be $642 billion USD in annual revenue in 2030 growing to $1.4 trillion USD per year in 2050, with 85% of the market being green hydrogen[4]. Aich2's novel and bold approach is to engineer a closed loop ecosystem that aims to compete on economic and environmental impact with any alternative solution.

Aich2's solid hydrogen carriers coupled with complementary hydrogen release technologies are intended to enable the production of pure hydrogen on demand, at the point of use in a self-sustaining, exothermic (net positive energy) process. The Company believes these distinct solid hydrogen carriers would be preferred over all other options for high energy density (up to 137 kgH2/m3 H2), low cost of handling, low toxicity, and low costs of conversion to Hydrogen at the point of use.

The Company aims to capture market share by proving the techno-economic viability of its ecosystem through the pilot phase, establish the Company as a thought and technology leader in the green hydrogen space, and position the Company to scale across select verticals in the short term.

Additionally, since one-fifth of total volume of hydrogen is expected to be traded globally by 2050[4], aich2 expects the economic and technological advantages of the Company's solid hydrogen carriers will have even higher penetration compared to gas/liquid alternative as a traded commodity. Aich2's ecosystem aims to accelerate adoption to the net benefit of the environment and the Company's investors.

Other Impact

It is estimated that over USD$9 trillion cumulative global investment is needed across the green hydrogen value chain to achieve Net Zero targets. These investments include approximately USD$1.7 trillion for large-scale global transport and storage infrastructure, including domestic transmission and distribution pipelines, international pipelines and vessels, seaborne terminals, and conversion and reconversion units including liquefaction and gasification units, ammonia synthesis, and cracking plants[4]. The question is why?

All of that planned infrastructure represents incredible complexity, plus massive public and private investment. By channeling just a portion of those resources towards research, development and deployment of a solid hydrogen alternative such as the aich2 ecosystem, a portion of that complexity can be eliminated. Solid hydrogen processing and recycling will also be capital intensive, but because the remaining elements of the Company's value chain, from transport, storage and release, are infrastructure light, the overall CAPEX costs are projected to be significantly less than what is being contemplated currently. Furthermore, because aich2's solution combines these processes with renewable energy by design, the Company aims to minimize ongoing operating expenses and drive the production cost of hydrogen below even the most aggressive targets in the next 3-5 years.

Sources

1. DOE Hydrogen and Fuel Cells Program Record 9013: Energy requirements for hydrogen gas compression and liquefaction as related to vehicle storage needs (https://www.hydrogen.energy.gov/docs/hydrogenprogramlibraries/pdfs/9013_energy_requirements_for_hydrogen_gas_compression.pdf)

2. DOE Hydrogen and Fuel Cells Program Record 19001: Current Status of Hydrogen Liquefaction Costs, 2019 (https://www.hydrogen.energy.gov/docs/hydrogenprogramlibraries/pdfs/19001_hydrogen_liquefaction_costs.pdf)

3. Greenhouse Gas Equivalencies Calculator | US EPA (https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator)

4. Green Hydrogen: Energizing the Path to Net Zero. Deloitte. 2023 (https://www.deloitte.com/global/en/issues/climate/green-hydrogen.html)

5. IEA Global Hydrogen Review 2021 & 2022 (https://www.iea.org/reports/global-hydrogen-review-2021 & https://www.iea.org/reports/global-hydrogen-review-2022)

6. Hydrogen Generation Market Size, Share & Trends Analysis Report By System (Merchant, Captive), By Technology (Steam Methane Reforming, Coal Gasification), By Application, By Source, By Region, And Segment Forecasts, 2023 - 2030. Grand View Research (https://www.grandviewresearch.com/industry-analysis/hydrogen-generation-market)

7. Pathways to Commercial Liftoff: Clean Hydrogen. US Department of Energy. March 2023 (https://liftoff.energy.gov/wp-content/uploads/2023/03/20230320-Liftoff-Clean-H2-vPUB.pdf)

The Company

Aich2, Inc. is a C Corp originally formed in the State of Delaware in May 2023.

Aich2, Inc. is a solutions and services company focused on disrupting the burgeoning green hydrogen industry. The Company's business is the provision of Green Hydrogen, on demand at the point of use through the deployment of a yet to be created Solid Hydrogen ecosystem.

Aich2, Inc. aims to offer green hydrogen as a service (GreenHaaS™) by assembling the right complement of technologies and expertise to simplify and decarbonize the entire hydrogen value chain. The net effect would be to reduce the cost at delivery, eliminate the carbon footprint from both end use and the value chain itself, accelerating adoption of hydrogen across verticals. Using proprietary technologies and processes we plan to license from third parties, hydrogen would be generated from metal hydrides and water through a chemical process, on-demand at the point of use. The waste products would then be recycled/recharged back into metal hydride for reuse, through renewable energy sources including wind, tidal & solar, creating an entirely new, sustainable Green Hydrogen ecosystem.

Team



Eric Brown, CEO/President and Co-Founder

As a 28 year veteran of the healthcare industry, as both a practicing emergency physician and executive leader, I've tackled complex challenges my entire career. The climate crisis is equally as complex, and yet we have already positioned aich2 to have a significant impact on the environment in the near term.

As the father of two daughters, I've always encouraged my girls to find their passion and leave the world a little better than they found it. We're doing just that at aich2. WE now get out of bed every morning 100% convinced that the solution set we are bringing to market will be instrumental in reducing GreenHouse Gas emissions and protecting our precious environment.



Stewart Mackie, COO and Co-Founder

My background is in clinical research with over 30 years' experience in drug development and I'm excited to be turning this experience towards addressing the climate crisis through Green Hydrogen.
My forte is turning strategic visions and plans into operational reality – to ensure "stuff" gets done!

Green Hydrogen could play a major role in the reduction of CO2 emissions, and I want to play my part – when my grandchildren ask me: "Grandad, what did you do during the Climate Crisis of the 2020's?" I simply refuse to say: "Nothing".

We need to act - And we need to act now!

Advisory Board



Stephen Creager
Hydrogen Technology Expert
Associate Dean/Professor of
Chemistry Clemson University



Jason Scott
Sustainable Investor/
Climate Advocate/
Advisor



Rahoul Mehra
Climate Entrepreneur/
Investor/Advisor



Anna Wang
Global Business Strategist/
Advisor



Dr. Michael Matthews
Associate VP Research
USC and Hydrogen Technology Expert

Risks and Disclosures

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

The Company's Solid Hydrogen Ecosystem Is Unproven

The financial viability of the business model utilizing a solid Hydrogen ecosystem is unproven. This system is dependent upon the successful recycling/recharging of the candidate metal hydrides efficiently, coupled to renewable or low cost stranded energy, and at a high rate of yield i.e. >80%. While the company believes these targets should be achievable, it has yet to achieve these results or put its ecosystem into action. The Company has identified a select group of partners and a test site (which is already producing excess renewable energy) to prove out the solid hydrogen carrier ecosystem but testing has not begun and we make no guarantee that the solid Hydrogen ecosystem will function as anticipated, if at all.

Failure to Complete the Proof-of-Concept Pilot Program Would Be Materially Adverse to Our Business

Currently our only revenue model is depending upon successful completion of the proof-of-concept pilot program. Our business would be materially adversely affected and you may lose your entire investment if we do not complete this pilot program. We anticipate that we will need significant additional capital (ranging between $4-5M) to actually complete the proof of concept pilot project. The pilot project is not guaranteed to be a success. Our business may fail if we cannot successfully complete the pilot project.

We May Not Be Successful In Completing Various Steps In The Planning Phase Of The Pilot Project.

The Initial project design phase work (which this offering is designed to fund) will primarily include (1) negotiation and securing licenses of existing proprietary technologies critical for use in the planned ecosystem, (2) technical implementation and general project design, and (3) regulatory assessment, permitting and licensing. If any of these planning steps fail our business would be harmed and you may lose your investment. For instance, failure to secure licenses to the proprietary technology, if at all or on commercially reasonable terms, would delay our business or impede our ability to pursue the pilot program. We may not be able to secure or may lose long-term partnerships. We could determine regulatory hurdles are unable to be surpassed at reasonable expenses.

Inability to Access Renewable Power Could Impair Our Business

The modeling of a cost efficient recycling process assumes consistent access to renewable energy sources such as wind, wave, tidal & solar at economically viable rates from third party suppliers. Our business would be materially adversely impacted if we are unable to secure renewable energy sources or if the rates charged by vendors exceed our estimates.

Metal Hydride Supply Shortages or Cost Increase Could Impair Our Business

Price fluctuations and supply constraints could negatively impact the availability of metal hydrides as the raw feedstock in the Ecosystem. Our business would be materially adversely impacted if we are unable to secure metal hydrides or if the rates charged for these materials exceed our estimates.

Reliance on Third Party Licenses

The Company does not own or have licenses to the Hydrogen release technologies proposed for deployment in the pilot program. We will not be able to complete the pilot program if we are not able to secure licenses on reasonable terms from the owners of such IP. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it could require repair or replacement. This could inhibit the operation of the solid Hydrogen ecosystem until repairs or replacements are made. There could be a further cost burden to the Company, if these are not covered by warranty at the time reducing the profit margin for investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Change in Regulations Could Negatively Impact our Business

The energy production and supply industry is subject to legislation and regulation at all levels of government - federal, state, and local. We also intend to operate outside of the US, which adds complexity to our regulatory compliance. A significant portion of the proceeds of this offering will be used to undertake a regulatory assessment to determine what permitting, licenses and other regulatory requirements must be satisfied to implement the pilot program and to implement our business plan. Compliance with these requirements could prove to be too expensive or impractical for the Company. In addition, regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws (including global requirements), which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Our Target Offering Amount Is Set at a Low Threshold

Our Target Offering Amount has been set at a threshold that will allow us to close on funds quickly. Except as set forth in the discussion of the Use of Proceeds, we are not expecting to accomplish any significant business goals with the funds we accept if it is limited to the Target Offering Amount. We anticipate the need to raise $124,000 in the Offering to be able to complete the initial planning stage for the proof-of-concept pilot program. Your investment could be at risk if we do not raise additional funds above the Target Offering Amount.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure a significant amount of funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all.

If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Nascent Industry

Whilst there is considerable interest and investment in the Green Hydrogen industry, the industry has not matured. There is no certainty of the number of consumers interested in engaging with the Company in a solid hydrogen solution. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Untested Technology; Lack of Commercially Viable Product

There can be no assurance that any technology or products of the Company will be successfully commercialized in any market or that they will reach any level of sales. In particular, management's expectations regarding the commercialization of technology and products could be affected by, among other things, unexpected field trial results, analysis of existing or new data; unexpected regulatory actions or delays, or government regulation generally; our ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; and additional factors that involve significant risks and uncertainties about our products, product candidates, financial results and business prospects. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

We have founder debt that becomes due at the end of 2024.

We have a $75,000 line of credit with our founder which has a maturity date of December 31, 2024. As of October 29, 2023, there was approximately $58,784.40 in principal amount outstanding (excluding accrued interest). The Company may need to take additional advances under this arrangement to cover offering expenses and to cover working capital. The Company does not plan to use any of the proceeds from this Offering to repay this loan. We cannot predict whether the company will need to draw additional advances under this loan prior to termination of this Offering.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's contractors, however no portion of the proceeds will be used to compensate management. (However, there is the potential for proceeds to be used to retire founder debt.) An Investor should carefully review any disclosure regarding the company's use of proceeds.

Limited Operating History

The Company and its development projects continue to mature. The Company has no revenue to date. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Investors will not be purchasing equity interests in the Company, do not have voting rights and will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to happen to the Company's founders, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day-to-day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results. The Company management may also have other professional obligations or enterprises that could result in risks arising from those obligations.

Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to complete the pilot program, or if that is successfully completed, grow sales and collect revenue from its contracts. The company may lose partners or not be able to obtain customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute our business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment indefinitely. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval. The securities are subject to transfer restrictions and rights of first offer benefiting the Company contained in its bylaws, a copy of which can be made available to investors upon request.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of SAFEs Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. The shares that may be issued upon conversion of the SAFEs will be subject to additional transfer restrictions and a right of first refusal benefiting the Company and its assigns (which is set forth in the Bylaws of the Company). Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

This Offering allows for "Early" and "Rolling Closes"

Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute a Rolling Close. If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period. If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company. If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access. If the Company chooses to close the Offering early i.e. before it's originally publicized Close Date, if you fail to participate in the Offering in a timely manner, you will be prevented from being able to invest in this Offering. The Company will select the final investor list - there is no guarantee that an investor who places a commitment and pays for the purchase, will ultimately be included in the final investor list, particularly in the situation of more investment commitments than the maximum goal of the Company.

SAFE Risks

Indefinite or delayed conversion

The SAFE will convert to equity only if the company raises more equity through the sale of preferred stock (only). If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing. Your shares will be subject to transfer restrictions and a right of first refusal benefiting the Company and its assigns as set forth in the Bylaws of the Company.

No Voting Rights

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You will have no ability to control the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that Safe holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of common stockholders (but on par with any preferred stockholders) at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the capital stock issued upon the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFEs may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering; however, we currently anticipate needing at least an additional $4M to complete the pilot project. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return on investment.

Valuation Risk

There is no present market for the SAFEs and the Company has arbitrarily set the price and valuation cap. The valuation cap and price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. Neither the price nor the valuation cap for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs. If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests. No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company.

No Collective Action

There are no provisions for investors to communicate with each other or take any collective action.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Financial Controls for Small Companies

The Company likely does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Risks Related to Minority Ownership Factors [22]

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors. Principal Security Holders own all of the outstanding voting equity of the Company and over 90% of the voting equity of the Company on a fully diluted basis. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its SAFE obligations or could further dilute investors ownership through issuance of capital stock. SAFE holders have no ability to influence Company action. SAFE holders who convert into Equity Interests of the Company will not have voting rights (even if the investors who participated in an equity financing that triggers conversion of the SAFE receive Equity Interests that have voting rights).

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities

The Company may issue additional securities of the same, or different, class, to the Securities of this offering which may reduce the value due to dilution. Those additional issuances may have preferred rights or other preferential treatment that negatively impact the SAFE-holders ability to receive a dividend or expected return.

Company repurchases of securities

The Company has a right of first refusal on all outstanding shares under its bylaws and the founder's shares are subject to vesting and repurchase if they depart the Company early. Any repurchase of securities by the Company potentially reduces the Company's available funds to support its business. SAFE and minority shareholders will have no rights to influence the decision to repurchase shares.

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

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AICH2, Inc.

aich2

SAFE

Accelerating the adoption and integration of Green Hydrogen across industries.

$30K	$124K	$124K
Target Offering Amount	Maximum Offering Size	Maximum Offering Amount

OVERVIEW   TERMS & FINANCIALS   BUSINESS PLAN   BUSINESS PLAN - SUPPORT VERSION   TERMS & FINANCIALS - SUPPOR

Solution

Aich2 is aiming to offer green hydrogen as a service (GreenHaaS™) by assembling the right complement of technologies and expertise to simplify and decarbonize the entire hydrogen value chain. The net effect would be to reduce the cost at delivery, eliminate the carbon footprint from both end use and the value chain itself, accelerating adoption of hydrogen across verticals.

Using proprietary technologies and processes, hydrogen could be generated from metal hydrides and water through a chemical process, on-demand at the point of use. The waste products could be recycled/recharged back into metal hydride for reuse, through renewable energy sources including wind, tidal & solar, potentially creating an entirely new, sustainable Green Hydrogen ecosystem.

Current hydrogen distribution methods rely heavily on the energy-intensive gas compression and/or cooling & liquifying hydrogen for transportation to the point of use. The Company's planned ecosystem would negate the need for these complex logistics by transporting solid hydrogen carriers, metal hydrides, at ambient temperature through the existing transport infrastructure and releasing hydrogen at the point of use.

Differentiation

Aich2 believes that the first and last mile economics of the Company's distributed solid hydrogen model are superior and will make clean hydrogen accessible in all corners of the globe.

It's estimated by Deloitte in their report Green Hydrogen: Energizing the path to net zero[1], that over USD$9 trillion will be invested globally in the hydrogen value chain by 2050, with an estimated USD$1.7 trillion dedicated to transport (pipelines, specialized vehicles, ships, etc) and post-production conversing technologies designed to improve the efficiencies and decrease the costs of moving compressed and/or cryogenic liquified hydrogen from sites of production to points of use.

The Company's solid hydrogen ecosystem aims to eliminate that cost and complexity while connecting supply and demand hubs in an infrastructure light, end-to-end solution. Aich2 aims to compete based on both Total Cost of Delivered Hydrogen (TCODH) and a low Carbon footprint hydrogen product, thereby also enabling the Company to take advantage of production subsidies (e.g. U.S. Inflation Reduction Act (IRA) and Infrastructure Investment and Jobs Act (BIL) credits) as well as decarbonization incentives.

Revenue

The Company aims to offer Green hydrogen as a service (GreenHaaS™), coupling the right complement of technologies to match needs in key verticals where current supply is inadequate, too costly, and/or difficult to decarbonize.

In the first phase of commercialization, aich2 expects to implement its ecosystem that couples an economical, predictable supply of solid hydrogen carriers with an installed base of the hydrogen release technologies the Company has curated, capturing a margin on the TCODH (Total Cost of Delivered Hydrogen). As aich2 refines the metal hydride recycling/recharging methodologies the Company expects to be positioned to take those operations to scale at several key hubs tightly coupling to plentiful renewable energy supplies, thereby further decreasing the delivered cost of hydrogen.

Customers

Initial target customers would be current users of compressed and/or cryogenic liquid hydrogen. The Company's primary short term targets will be existing industries where hydrogen adoption is mature (e.g. oil refining, ammonia production, forklift fueling for warehouses), a sector that is projected to grow from ~1 MMTpa to 10 MMTpa by the end of the decade.[1] Simultaneously aich2 aims

to adapt hydrogen release technologies to disrupt the transportation market including long haul trucking, aviation, and commercial Fuel-Cell Electric Vehicles (FCEVs); for example, municipal authorities running hydrogen-fueled buses.



Of emission impact comes from shipping.



Of emission impact comes from aviation.



Of global emissions come from automotive transport.

Expanded markets mid-term would be to service the growing volume of consumer FCEV's currently underserved by the lack of Hydrogen refueling facilities. The need for green hydrogen in transportation is projected to increase from ~28 MtHeq by the end of the decade to ~218 MtHeq by 2050 to fully abate GHG emissions from this sector[2]. Aich2 believes that its technologies and green hydrogen value chain will position the Company to fundamentally disrupt these verticals.

Sources:

[1]Green Hydrogen: Energizing the Path to Net Zero. Deloitte. 2023

[2]Pathways to Commercial Liftoff: Clean Hydrogen. US Department of Energy. March 2023

Operations

The Company believes continued R&D on the hydrogen release technologies and the solid hydrogen ecosystem would unlock opportunities to deploy Green Hydrogen within other business verticals such as transportation – shipping, aircraft & land transport – to further reduce the climate impact of fossil fuels. Aich2's primary focus is to prove the techno-economics of the solid hydrogen value chain through the Orkney pilot project described above. With the learnings and analysis gained from that proof of concept project, aich2 expects to be positioned to take the recycling/recharging processes to scale in the near term at select sites and in partnership with renewable suppliers. The Company expects that tightly engineered solid hydrogen recycling capabilities should drive down the cost of green hydrogen production and cement aich2's solution set as a primary strategy for a sustainable, distributed hydrogen ecosystem.

Partners

- **University of South Carolina**: Continued technical research and development support for aich2's technologies.
- **Clemson University:** Continued technical research and development support for aich2's technologies.
- **The European Marine Energy Centre Ltd (EMEC):** Partner for Pilot Project using renewable energy in the Orkney Islands, Scotland.
- **Others:**
  - The Company has identified a number of hydrogen release technology companies for strategic partnerships.
  - The Company is in talks with global manufacturers of 2 candidate solid hydrogen carriers about partnering for hydride recycling/recharging capabilities at scale.

The Company is in talks with power grid & renewables management companies about harvesting stranded energy with solid hydrogen carriers.

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AICH2, Inc.
SAFE
Accelerating the adoption and integration of Green Hydrogen across industries.

$30K
Target Offering Amount

$124K
Maximum Offering Size

$124K
Maximum Offering Amount

< TERMS & FINANCIALS (?)   BUSINESS PLAN (?)   BUSINESS PLAN – SUPPORT VERSION (?)   TERMS & FINANCIALS – SUPPORT VERSION (?)   DOCU >

Terms

Type of Security: SAFE (Simple Agreement for Future Equity)
(Click here to learn more about Security Type)
Target Offering Amount: $30,000
Maximum Amount: $124,000
Discount: 15%
Post-Money Valuation Cap: $10,000,000
Minimum Investment: $500
Incremental Amounts: $100
Offering Period: 1/17/2024 to 4/15/2024
Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.

Use of Proceeds

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	30,000	100%	124,000	100%
Less: Raise Green Contingent Service Fees	2,100	7%	8,680	7%
Less: Raise Green Escrow and Processing Fees	1,600	5%	1,600	1%
Net Proceeds	26,300	88%	113,720	92%
Technical/Project Mgmt Experts	14,000	47%	70,000	56%
Regulatory/Government relations	6,000	20%	30,000	24%
Travel & General operating	4,300	14%	11,720	9%
Less: Legal	1,000	3.5%	1,000	1.5%
Less: Accounting	1,000	3.5%	1,000	1.5%
Total Use of Net Proceeds	26,300	88%	113,720	92%

Table 2. Use of Proceeds Table.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

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AICH2, Inc.
SAFE
Accelerating the adoption and integration of Green Hydrogen across industries.
$30K
Target Offering Amount
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AICH2, Inc.
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Accelerating the adoption and integration of Green Hydrogen across industries.
$30K
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aich2

AICH2, Inc.

SAFE

Accelerating the adoption and integration of Green Hydrogen across industries.

$30K	$124K	$124K
Target Offering Amount	Maximum Offering Size	Maximum Offering Amount

PPORT VERSION | TERMS & FINANCIALS - SUPPORT VERSION | DOCUMENTS | VIDEO | UPDATES | Q & A

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Accelerating the adoption and integration of Green Hydrogen across industries.

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Video Transcript

0:00:00 We are aich2. Our company was chartered to accelerate the adoption of green hydrogen as the fuel of the future. We are focused on assembling the right complement of technologies and experts in this field to create an entirely new, sustainable, and truly green hydrogen ecosystem.

My name is Eric Brown. I'm the CEO, president, and co-founder of aich2. As a 28-year veteran of the healthcare industry, as both a practicing emergency physician and executive leader, I've tackled complex challenges my entire career. The climate crisis is equally as complex, and yet we've already positioned aich2 to have a significant impact on the environment in the near term.

Our team is completely convinced that hydrogen is the fuel of the future, and the science is well proven. The question is why is it not being adopted faster? It's because the existing hydrogen value chain requires significant energy, is infrastructure intensive, and costly, all to fight the physics of gaseous and liquid hydrogen.

Trillions of dollars of in investment are being contemplated to accelerate the adoption of hydrogen, including the recent announcement of the hydrogen hubs here in the U.S., all aimed at solving the fundamental problem that hydrogen is difficult to transport and store, yet even if those huge capex projects are actually realized, the overwhelming majority of the globe still won't have access to affordable green hydrogen.

The aich2 value chain, built on solid hydrogen carriers, can serve the rest of the world. Contrast to current reality to the solid hydrogen alternative: Our molecules are stable at ambient pressure and temperature. They can be transported using standard infrastructure. They don't degrade over time, enabling long-term storage. They release pure hydrogen on demand where it's needed. They require minimal downstream infrastructure to deploy. And they can be recycled, further optimizing the economics of the aich2 ecosystem.

So what's next? We have partnered with one of the world's leading authorities in green energy research in Orkney, Scotland, where we can deploy the full aich2 solid hydrogen ecosystem. This compelling proof of concept study and the technoeconomic analysis that follows will demonstrate the viability of this solution in practice, the first of its kind in the world. Once proven, we will be ideally positioned to take this tech to scale, decarbonizing numerous verticles.

As a father of two daughters, I've always encouraged my girls to find their passion and leave the world a little better than they found it. We're doing just that at aich2. We all get out of bed every morning 100 percent convinced that the solution set we're bringing to market will be instrumental in reducing greenhouse gases and protecting our precious environment.